Exhibit 21.1

Name	State of Other Jurisdiction of Incorporation or Organization
Aupenheim Holdings Limited	Hong Kong
Aupenheim Holdings (Guangzhou) Co., Ltd.	PRC
Guanghui Century (Shandong) Enterprise Management Co., Ltd.	PRC